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August 19, 2011	SÃO PAULO
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VIA EDGAR AND EMAIL TRANSMISSION

David L. Orlic, Esq.

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-6010

RE:	Validus Holdings, Ltd.
Filed on August 3, 2011
Preliminary Proxy Statement on Schedule 14A File
No. 001-33606

Dear Mr. Orlic:

On behalf of Validus Holdings, Ltd. (the “Company” or “Validus”), we hereby submit responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing as set forth in your letter dated August 12, 2011 (the “Comment Letter”).  Additionally, the Company files herewith, via EDGAR, Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A originally filed with the Commission on August 3, 2011 (the “Proxy Statement”).  In addition to responding to the comments, the Proxy Statement has been updated to reflect facts and events occurring since the initial filing of the Proxy Statement.  The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below and immediately following each comment is the Company’s response. Capitalized terms used but not defined herein have the meanings given to them in the Proxy Statement.

1.         In view of the apparent absence of a confidentiality agreement between Validus and Transatlantic, it does not appear Validus has conducted any due diligence review of non-public Transatlantic information.  Please revise the proxy statement to qualify any of Validus’ claims regarding a “compelling combination,” an “excellent strategic fit,” “significant capital availability” and similar statements so that stockholders are aware that Validus’ claims are exclusively based upon publicly available information.

Response:  Validus acknowledges the Staff’s comment and has included additional disclosure on page iii of the Proxy Statement.

2.                                      We refer you to the following statement found on page 29 of the proxy statement:

“Validus’ board of directors’ belief that the combined company would have significant capital availability that could be actively managed to the benefit of Validus’ shareholders, including that the combination of Validus and Transatlantic would create a company with an estimated $1.1 billion of pre-synergy, pre-catastrophe earnings, which could be available for expanded share repurchase activity.”

The inclusion of asset valuations in proxy materials is only appropriate and consonant with Rule 14a-9 when made in good faith and on a reasonable basis.  Discussion of asset valuations should be accompanied by disclosure which facilitates security holders’ understanding of the basis for and limitations on the projected realizable values.  Please advise what consideration, if any, you gave to adhering to the disclosure standards enunciated in SEC Release No. 34-16833 (May 23, 1980).

Response:  Validus acknowledges the Staff’s comment and refers the Staff to its response to the second bullet of comment 3 of the Comment Letter sent to the Staff on August 12, 2011 (the “August 12 Response Letter”).

Background of the Proposed Transatlantic Acquisition, page 26

3.                                      Please update this section to reflect recent material developments and the related implications, if any, to the Proposed Transatlantic Acquisition.

Response:  Validus acknowledges the Staff’s comment and has updated the disclosure on pages 30 and 31 of the Proxy Statement accordingly.

Sources of Funds, Fees and Expenses, page 31

4.                                      The discussion in this section indicates that the financing for the Merger Offer and the Exchange Offer will not be structured in the same manner.  However, other than a note to the pro forma financial statements disclosing the difference in pro forma earnings per share if the Merger Offer is consummated, the pro forma financial information does appear to reflect the difference between the cost of financing the cash consideration for the Merger Offer and the Exchange Offer.  With a view towards disclosure, please advise what consideration you gave to providing this additional information.

Response:  Validus acknowledges the Staff’s comment and has updated the disclosure on page 63 of the Proxy Statement accordingly.

Certain Relationships and Related Transactions, page 46

5.                                      We understand that Ms. Puri, who serves as a Validus director and chair of the Executive Committee of the Validus board of directors, became a Managing Director and Co-Head of the Global Private Equity Group at Blackrock on May 23, 2011.  Given Blackrock’s status as a significant stockholder of Transatlantic, please provide the disclosure required by Item 5(a) of Schedule 14A.

Response:  Validus acknowledges the Staff’s comment and refers the Staff to its response (i) to comment 11 of the August 12 Response Letter and (ii) sent to the Staff on August 18, 2011 to comment 6 of the comment letter dated August 17, 2011.

Executive Compensation, page 47

6.                                      Provide the disclosure required by Item 402(t) of Regulation S-K with respect to golden parachute arrangements existing between Transatlantic’s named executive officers and (i) Transatlantic and (ii) Validus that are based on or otherwise relate to the Proposed Transatlantic Acquisition. Refer to Item 5(a)(5) of Schedule 14A.

Response:  Following discussions with the Staff, Validus has updated the disclosure on page 50 of the Proxy Statement to refer Validus’ shareholders to the relevant disclosure in the joint proxy statement / prospectus contained in Allied World Assurance Company Holdings, AG’s Registration Statement on Form S-4.

*  *  *  *  *

In response to the Staff’s request, the Company is also concurrently filing an acknowledgment letter from Joseph E. (Jeff) Consolino, President and Chief Financial Officer of the Company, with respect to certain matters.

Comments or questions regarding these matters may be directed to Todd E. Freed at (212) 735-3714, Stephen F. Arcano at (212) 735-3542 or Jon A. Hlafter at (212) 735-2512.

Very truly yours,

/s/ Todd E. Freed
Todd E. Freed

cc:                                 Perry Hindin, Esq. (Division of Corporate Finance)

Nicholas Panos, Esq. (Division of Corporate Finance)

Michael Rosenthall, Esq. (Division of Corporate Finance)

Robert F. Kuzloski, Esq. (Validus Holdings, Ltd.)

Stephen F. Arcano, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)

Todd E. Freed, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)

Jon A. Hlafter, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)